Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2015 (the “Form 40-F”) of Timmins Gold Corp., I Michel W. Creek of JDS Energy and Mining, hereby consent to the use of my name and JDS Energy and Mining’s name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled Ana Paula Project, Preliminary Economic Assessment, Guerrero State, Mexico dated March 23rd, 2016 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

JDS Energy and Mining

Michel W. Creek

Project Manager

March 30, 2016